The Private tutoring is a $46.9B annual US market that's ripe for digitization. In the United States, there are over 5,000 trade licenses and certifications. These licenses represent a large source of revenue for each state. Over 43 million Americans hold one or more of these certifications.

Students seek State and National trade licenses and certifications to work as contractors in construction based industries. These include categories such as:
- Federal & State Government
- Construction & Trades
- National Trade Association Certifications
- Environmental & Safety
- Engineering
- Heavy Equipment

The average student spends over 10 hours with tutors preparing for these exams. The average student will spend over $1,500 on additional study materials for the exam.
Covid-19 has significantly increased demand for online test prep tutoring. It's more flexible for tutors and students, more engaging the IRL tutoring and its faster than IRL and large class formats. The students want a safe, flexible and tailored tutoring experience. Tutors want a better way to monetize their knowledge and expertise.

Enter Upstryve - Prepare-Pass-Earn

Upstryve makes it easy to offer and receive 1 on 1 vocational tutoring online. The key features are:
- Matchmaking: Find industry expert tutors based on credentials, reviews, location, trade, learning objectives, budget and schedule.
- Marketplace: Gain access to pre-packaged practice exams, required text books and materials, escrow, payments and direct communication.
- Monetization: Receive percentage of all tutoring fees, and sales of digital content developed by our industry experts and large publishers.

Upstryve was designed off the success of our in-person test-prep, training and e-learning business. These companies generated over $8 million in revenue in 2019 with over 50,000 students in all 50 states, 500 plus courses, 25% repeat customers. Our data shows that tutors become mentors to their students and therefore are the most effective sales conduits for course materials.

Upstryve makes it easy for students to post requirements, find recommended tutors and engage with them online. We match them based on the student search and type of tutor they need. Students use tools for scheduling and video/audio conferencing on the platform. Students and tutors leave reviews on each others' profiles to build records of transparency and accountability.

Our unique business concept is the first that lets tutors maximize earnings in three different ways; fees, commissions and royalties. Upstryve tutors will set their hourly wage, choose their hours and work from the comfort of their home. Tutors will be able to participate in our Publish and Profit platform. Tutors will receive royalties on all materials created when sold through our platform. Tutors will also be able to collect commissions on affiliate sales for exam testing materials and study guides through our online store.

Our model treats tutoring as the gateway to high-margin sales of additional products. Our model estimates that the typical student will produce gross revenue of $455 in tutoring revenue with a 51% gross margin and $588 in content revenue with a 66% gross margin.

Our in hours team of marketing experts have been successful in customer acquisition funnels to reach them through paid media (YouTube, Facebook), adwords, word of mouth, SEO, cross promotion among successful platforms and traditional B2B.

In 2020 Upstryve launched in the Southeastern United States. 2021 will add expansion to all 50 states. Our future is based on dominating the delivery of vocational training in the US and staying with Upstryve students throughout their careers.

Upstryve is led by serial entrepreneurs who've built and scaled businesses founded in e-learning and digital content.



PREPARE. PASS. LEARN

Invest in the launch of the first marketplace that lets aspiring trade professionals connect with industry experts for 1-on-1 online tutoring.

Private tutoring is a $46.9B annual US market that's ripe for digitization[2]

5K US Trade Licenses & Certifications[1] are a big source of State revenue

43M+ Americans hold one or more[3]

$25-$80 /hr cost of private tutoring[5]

10+ hours Per Student On Average[6]

$1500 Average Student Spend in Addition to Tutoring[4]



Sources: 1. Wikipedia 2. Globenewswire Report (2018) 3. Monthly Labour Reviews 4. NAIS Report 5. NBC News Report 6. 1ExamPrep Internal data

/COVID-19 has significantly increased demand for online test prep tutoring


IT'S MORE FLEXIBLE
FOR TUTORS AND
STUDENTS


IT'S MORE
ENGAGING THAN
IRL TUTORING


IT'S FASTER THAN
IRL AND LARGE
CLASS FORMATS

Students want a safe, flexible and tailored tutoring experience.

Tutors want a better way to monetize their knowledge & expertise.

ENTER



Upstryve makes it easy to offer and receive 1-on-1 vocational tutoring online



1. MATCHMAKING

   Find industry expert tutors based on credentials, reviews, location, trade, learning objectives, budget and schedule



2. MARKETPLACE

   Access to pre-packaged practice exams, required text books and materials, escrow, payments and direct communication



3. MONETIZATION

   Percentage of all tutoring fees, and sales of digital content developed by our industry experts and large publishers

This is a highly profitable untapped niche in the red-hot online tutoring space.

Upstryve is built off the success of our in-person test-prep, training and e-learning business



$8M

2020 Revenue
$5M in Florida
Alone

50K

Total Students
in 50 states
since launch

500+

Courses focused
on State and
National
Vocational Exams

25%

Repeat
customers

+84%

Post-Covid
Revenue Increase



We've gone
from 5-10 in a
physical class to
100+ via Zoom

Our data shows that tutors
become mentors to their
students and therefore are
the most effective sales
conduits for course materials

Bottom line:
Online tutoring is here to stay. Upstryve is building the go-to platform to
host 1-on-1 tutoring for exam prep for trade certification and licensing

Upstryve tutors will upsell course materials founded on our proprietary content library for 500+ licenses

100+ Online Seminars

500+ Self-study courses

300+ eBooks and Physical Books

1000+ Simulated tests

20+ Accredited Programs



Upstryve makes it easy for students to post requirements, find recommended tutors and engage with them online




Matching students with experts in the field is what we do.

1. Match & Select	2. Book & Connect	3. Review
Based on student search and the type of tutor they need	Using tools for scheduling and video/audio conferencing on- platform	Students and tutors leave reviews on each others' profiles to build records of transparency and accountability

7

Tutors can maximize earnings through fees, commissions and royalties

Submit Profile	Setup	Advertise	Tutor	Upsell	Publish
Details, licenses and work history	Upstryve **account manager** approves and allows free Tutor portal access	Post profile reviews and offerings, receive leads via student job postings and invites	Earn 80%-95% of total hourly fee	Upstryve course materials for commission via affiliate links	Content and course materials to Upstryve and earn royalty revenue

Bottom line:
We have proven that tutors are the most effective people to create and upsell high-margin course materials.

8

Our model treats tutoring as the gateway to high-margin sales of additional products

Typical Student	Tutoring	Content
Gross Revenue	$455	$588
Direct Costs	$191	$171
Marketing	$31	$31
Gross Profit	$233	$386
Gross Margin	51%	66%

Our best customers are seeking State & National trade licenses and certifications to work as contractors in construction-based industries



FEDERAL & STATE GOVERNMENT



NATIONAL TRADE ASSOCIATION CERTIFICATIONS



ENVIRONMENT & SAFETY



CONSTRUCTION & TRADES



HEAVY EQUIPMENT



ENGINEERING

We'll adapt our existing successful acquisition funnel to reach them through



Owned, Earned and Paid Media (especially YouTube)



Word of Mouth



Cross-promotion among existing successful platforms



AdWords



Website & SEO



Traditional B2B

We'll use existing trade networks and assets to rapidly launch and scale Upstryve



NOW	2021		2022	
1. LAUNCHED	2. PLUG-IN	3. PARTNER	4. ADD VALUE	5. B2B SALES
Launch in the Southeastern US and then expand nationwide	Pre-packaged required testing materials from existing test prep ecommerce portal	With trade schools to expand our user base	Recruitment, on the job training opportunities and business set-up services for graduate students	White-label content and course materials for internal corporate training

Our future is based on dominating the delivery of vocational training in the US - and staying with Upstryve students throughout their careers.

2022 KPIs and 3-Y Forecast

3.9x
LTV : CAC

$6.2M
Tutoring Revenue

$8.3M
Other Revenue

$3.6M
EBITDA



Upstryve is led by serial entrepreneurs who've built and scaled businesses founded in e-learning and digital content



Noah Davis

FOUNDER

Expert in lead generation and online marketing. Heads ecommerce, education, biotech and marketing enterprises.



Evan Levine

FOUNDER

Drives change and growth across public and private education and biotech companies. Raised $100M+



Ori Gross

CTO

20+ years orchestrating IT R&D, business development and customer success



Johanna Viscaino

CMO

Digital content development, management and digital marketing expert with a focus on **e-learning**











Upstryve prefers active investors with experience in e-learning or online marketplaces



Working Capital
$250K

Platform R&D
$550K

Personnel
$200K

$2.5M

Sales & Marketing
$1.5M

Upstryve is 100% debt-free and wholly owned by its founders.

Licensed to Profit

Upstryve

CONTACT

Noah Davis

noah@upstryve.com

(203) 228-0123

www.upstryve.com



Gus L 10 reviews 3 photos 5 months ago

I wanted to thank you for your tutoring and classes. I wanted to let you know that I passed the business exam a few hours ago. So now I have to prepare for my trade exam. I hope I can use your same system and achieve the same results.

ADDENDUM

16

/Established Comparables

upwork	Publicly Traded NASDAQ:UPWK	$3.57 B Market Cap	Negative P/E
wyzant	Privately held	~$67M Revenue (2019)[1]	25% commission from tutor and 9% from student[1]
KAPLAN	Publicly Traded NYSE: GHC (Graham Holding)	$750 M 2019 Revenue[2]	P/E - 14.69[3]

Source: 1. Andreessen Horwitz Marketplace 100 2. Business wire 3. Macrotrends .

Our niche focus on trade exam prep, and combination of 1-on-1 tutoring with rich course materials sets ups apart



Provides on demand tutors but does not provide monetization of knowledge assets for tutors



Less flexible. Does not provide direct access to tutors but routes via back-end process



Focuses on certifications for contractors.

Does not provide tutoring



Only provides exam courses, and books.

No private tutoring

There's no nationwide company doing this.
There's no company doing this even on a statewide scale.

Other
Comparables



AMERICAN
CONTRACTORS EXAM SERVICES



etutorworld™
Learning by Design



REVOLUTION PREP



⑤ Skooli



piazza



Club•Zi



Preply

TUTOREYE @



Khan Academy

smartthinking





UDACITY

We're the only online tutoring marketplace that offers tutors 3 ways to get paid



Tutoring

- Set your hourly wage, choose your hours, and work from the comfort of your own home

Publish and Profit

- Receive royalties on all materials you create when they're sold in print, digital or media formats.
- Create sample questions, sample tests, video tutorials, study guides or simple tips and tricks.
- Upstryve collects your digital content, packages it and plugs it directly into our online store and expanded distribution networks that reach thousands of aspiring trade professionals.

Affiliate Sales

- All courses have required materials for exam prep and test day
- Tutors earn commission on each sale created through their own unique store link.
- Tutors can write their own curriculum and add all the items the student will need to successfully pass their exam using Upstryve materials.

Profit & Loss Statement

Profit & Loss	2021	2022	2023
Total Revenue	5,558,182	14,559,259	16,743,148
COGS	3,433,924	8,768,474	10,083,746
Gross Profit	2,124,258	5,790,785	6,659,402
Personnel	908,854	1,903,788	2,189,356
Sales & Marketing	1,459,308	3,771,580	4,337,317
General & Administrative	10,692	17,119	19,687
EBITDA	1,067,195	3,629,878	4,174,360



AMERICA'S #1 CONTRACTING SCHOOL

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We succeed because our students succeed



HOW WE CAN HELP YOU
BECOME A
CONTRACTOR

ELVIS ROBLERO 3 reviews
2 months ago

I highly recommend this company, everyone was very helpful from day one, instructor Fay Bamond is amazing, very knowledgeable and has a teaching system that really works! she would answer all my emails and every question i had. I took a private tutoring class and was in her class every week for 2 months and passed my business and finance test with a high score and plenty of time the first time, she even gave me advice for my next test, took a class with instructor Andrea whom was also very helpful and passed Roofing trade knowledge test the first time as well. I couldn't be happier.





★★★★★

FINANCE
YOUR CONTRACTOR
BOOKS WITH
0% INTEREST
STUDY NOW. PAY LATER.

RALPH WEST 5 reviews
3 months ago

August 2019 I decided to do a small startup business in Florida. I quickly Found out that Florida requires a lot of exams in order to become licensed. I chose one exam prep to help me with this process the professor i.e. teacher was Ms Fay Bamond And I'm here to tell you without her tutoring and coaching both in group and one on one I would still be testing. I'm happy to say that I passed both of my exams on my first attempt. I highly recommend that you use this group and you won't regret it.
Ralph





★★★★★

4 STEPS ON
HOW TO
BECOME
A GENERAL
CONTRACTOR

Doug Williams 10 reviews · 3 photos
9 months ago

1 Exam Prep is the real deal. My Tutor, Andrea, was amazing...Thanks so much I wouldn't want to do this without your assistance and advice



★★★★★